Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

The Commercial Demonstration Unit lifts blocks weighing 35 tons each. PHOTOGRAPH: GIOVANNI FRONDONI

MATT REYNOLDS         BACKCHANNEL      01.04.2022          07:00 AM

Gravity Could Solve Clean Energy’s One Major Drawback

Finding green energy when the winds are calm and the skies are cloudy has been a challenge. Storing it in giant concrete blocks could be the answer.

IN A SWISS valley, an unusual multi-armed crane lifts two 35-ton concrete blocks high into the air. The blocks delicately inch their way up the blue steel frame of the crane, where they hang suspended from either side of a 66-meter-wide horizontal arm. There are three arms in total, each one housing the cables, winches, and grabbing hooks needed to hoist another pair of blocks into the sky, giving the apparatus the appearance of a giant metallic insect lifting and stacking bricks with steel webs. Although the tower is 75 meters tall, it is easily dwarfed by the forested flanks of southern Switzerland’s Lepontine Alps, which rise from the valley floor in all directions.

Thirty meters. Thirty-five. Forty. The concrete blocks are slowly hoisted upwards by motors powered with electricity from the Swiss power grid. For a few seconds they hang in the warm September air, then the steel cables holding the blocks start to unspool and they begin their slow descent to join the few dozen similar blocks stacked at the foot of the tower. This is the moment that this elaborate dance of steel and concrete has been designed for. As each block descends, the motors that lift the blocks start spinning in reverse, generating electricity that courses through the thick cables running down the side of the crane and onto the power grid. In the 30 seconds during which the blocks are descending, each one generates about one megawatt of electricity: enough to power roughly 1,000 homes.

This tower is a prototype from Switzerland-based Energy Vault, one of a number of startups finding new ways to use gravity to generate electricity. A fully-sized version of the tower might contain 7,000 bricks and provide enough electricity to power several thousand homes for eight hours. Storing energy in this way could help solve the biggest problem facing the transition to renewable electricity: finding a zero-carbon way to keep the lights on when the wind isn’t blowing and the sun isn’t shining. “The greatest hurdle we have is getting low-cost storage,” says Robert Piconi, CEO and cofounder of Energy Vault.

Without a way to decarbonize the world’s electricity supply, we’ll never hit net zero greenhouse gas emissions by 2050. Electricity production and heat add up to a quarter of all global emissions and, since almost every activity you can imagine requires electricity, cleaning up power grids has huge knock-on effects. If our electricity gets greener, so do our homes, industries, and transport systems. This will become even more critical as more parts of our lives become electrified— particularly heating and transport, which will be difficult to decarbonize in any other way. All of this electrification is expected to double electricity production by 2050 according to the International Atomic Energy Agency. But without an easy way to store large amounts of energy and then release it when we need it, we may never undo our reliance on dirty, polluting, fossil-fuel-fired power stations.

This is where gravity energy storage comes in. Proponents of the technology argue that gravity provides a neat solution to the storage problem. Rather than relying on lithium-ion batteries, which degrade over time and require rare-earth metals that must be dug out of the ground, Piconi and his colleagues say that gravity systems could provide a cheap, plentiful, and long-lasting store of energy that we’re currently overlooking. But to prove it, they’ll need to build an entirely new way of storing electricity, and then convince an industry already going all-in on lithium-ion batteries that the future of storage involves extremely heavy weights falling from great heights.

Andrea Pedretti, chief technology officer of Energy Vault, and Robert Piconi, chief executive officer and co-founder. PHOTOGRAPH: SPENCER LOWELL

ENERGY VAULT'S TEST site is in a small town called Arbedo-Castione in Ticino, the southernmost of Switzerland’s 26 cantons and the only one where the sole official language is Italian. The foothills of the Swiss Alps is a fitting location for a gravity energy storage startup: A short drive east from Energy Vault’s offices will take you to the Contra Dam, a concrete edifice made famous in the opening scene of GoldenEye, where James Bond bungee-jumps down the dam’s 220-meter-high face to infiltrate a top-secret Soviet chemical weapons facility. Just to the north of Arbedo-Castione, another towering dam blocks the upper Blenio Valley, holding back the waters of the Luzzone reservoir.

Water and height—Switzerland has both of these resources in abundance, which is why the country was an early pioneer of the oldest and most widely used large-scale energy storage on the planet: pumped hydro. In the very north of Switzerland is the oldest working pumped hydro facility in the world. Built in 1907, the Engeweiher pumped hydro facility works on the same basic premise as Energy Vault’s tower. When electricity supply is plentiful, water is pumped upwards from the nearby Rhine to fill the 90,000-cubic-meter Engeweiher reservoir. When energy demand is at its highest, some of this water is released through a set of gates and plunges down to a hydroelectric power plant, where the downward movement of the water turns the blades of a turbine and generates electricity. Engeweiher now doubles as a local beauty spot, popular with joggers and dog walkers from the nearby town of Schaffhausen, but pumped hydro has come a long way since the early 20th century. Over 94 percent of the world’s large-scale energy storage is pumped hydro, most of it built between the 1960s and ’90s to harness cheap electricity produced by nuclear power plants running overnight.

The simplicity of pumped hydro made it the obvious starting point for Bill Gross, a serial entrepreneur and founder of the California-based startup incubator Idealab. “I always wanted to figure out a way to make what I was thinking was an artificial dam. How can we take the properties of a dam, which are so great, but build it wherever we want?” he says. Although new pumped hydro plants are still being built, the technology has some big drawbacks. New projects take years to plan and build, and they only work in places where height and water are plentiful. Gross wanted to re-create the simplicity of pumped hydro, but in a way that meant the storage could be built anywhere. In 2009 he cofounded a startup called Energy Cache, which planned to store energy by lifting gravel bags up hillsides using a jerry-rigged ski lift. Gross and his cofounder Aaron Fyke eventually built a small prototype of the device in 2012 on a hillside in Irwindale, California, but they struggled to find customers and shortly afterwards the startup folded. “For years I thought about that. I was saddened about that,” he says. “But I kept on thinking that the real thing that energy storage has to have is that you need to be able to put it wherever you want.” While Gross was brooding on his failed startup, the case for energy storage was only getting stronger. Between 2010 and 2016, the cost of solar electricity went from 38 cents (28p) per kilowatt hour to just 11 cents. Gross became convinced that it might be time to return to his gravity storage idea, with a new startup and a new design. And he knew exactly who he wanted to build it.

Blocks raised by the Commercial Demonstration Unit “plug” into the blocks below. PHOTOGRAPH: GIOVANNI FRONDONI

Andrea Pedretti has a background in building improbable structures. At his family’s civil engineering firm in Ticino he helped build the main stage for the annual Kongsberg Jazz Festival in Norway: a 20-meter-high floating PVC blanket with a bulging horn that pours sound into the town square. In 2016, Pedretti received a call from Gross asking him to help design a very different kind of structure: an energy storage device that would re-create pumped hydro without the need for mountains. The pair started drafting rough ideas for structures, calculating how much each one would cost to build and discussing the designs over frequent calls between Ticino and California. “[Gross] is always obsessed with reducing the cost of everything—he’s very good at this,” says Pedretti, now Energy Vault’s chief technology officer. One of their first designs took the form of a steel-walled tank 100 meters tall and 30 meters wide, where water would be pumped to the top and then released to plunge back down to the bottom, turning a turbine connected to a generator. Later they considered building a series of elevated plastic troughs that would tilt as water dropped between the levels. None of the designs brought the cost down low enough, so Pedretti and Gross returned to one of their very first ideas: using a crane to lift and drop weights. Cranes are cheap and the technology is everywhere, reasoned Pedretti. This way they wouldn’t have to reinvent the wheel just to get their idea off the ground.

The tricky part, however, would be figuring out a way to lift and stack weights autonomously. The storage system would work by stacking thousands of blocks in concentric rings around a central tower, which would require millimeter-precise placement of the blocks and the ability to compensate for wind and the pendulum effect caused by a heavy weight swinging at the end of a cable. On the demonstrator tower in Arbedo-Castione, the trolleys that hold the cables that lift the bricks move back and forth to compensate for this motion; the blackboard in Pedretti’s office in Westlake Village, California, is still covered with equations he used to work out the best way to smoothly lift and stack blocks.

In July 2017, Pedretti went online and bought a 40-year-old crane for €5,000. “It was rusty, but it was fine. It did the job,” he says. With his colleague at Energy Vault, Johnny Zani, he replaced the crane’s electronics and set it up in a town called Biasca, north of Energy Vault’s current test site. For their first test of the software, they instructed the crane to lift a bag of dirt and move it to a specific point a short distance away. “It was amazing—it worked the first time. This never happens! It took the weight, moved it and stopped it exactly ten metres away,” says Pedretti. A week later they swapped the bag of dirt for a stack of bright blue barrels and took a video of the crane stacking the barrels. “This was the video that basically started the company,” says Pedretti.

By October 2017, Energy Vault had officially become a company, with Robert Piconi, a former healthcare executive and another of Gross’s collaborators, as its CEO. Now they had to convince investors that their 40-year-old crane was just the beginning of a company that could help solve the world’s growing renewable electricity dilemma.

Energy Vault’s 75-meter-tall Commercial Demonstration Unit at night, in Arbedo-Castione, Switzerland. PHOTOGRAPH: GIOVANNI FRONDONI

WE ARE LIVING through a revolution in electricity production. In many parts of the world, the era of burning fossil fuels to produce electricity is drawing to a close. In 2020, the UK went a record-breaking 67 days without firing up one of its few remaining coal power plants, a staggering feat for a country that produced one-third of its electricity from coal less than 10 years ago. Since 2010, the rapid deployment of wind and solar has pushed the share of global electricity produced by renewables up from 20 percent to just under 29 percent. According to the International Energy Agency, by 2023 total installed wind and solar capacity will surpass that of natural gas. By 2024 it will shoot past coal and a year later renewables as a whole are set to become the single largest source of electricity generation worldwide. “If we are serious about trying to deal with climate change, we better be in a situation where we are moving towards a high renewables penetration system,” says Dharik Mallapragada, a research scientist at Massachusetts Institute of Technology’s Energy Initiative. “That’s our best card from a technology perspective. Just deploy as much wind and solar into the system as we can.”

The race to decarbonize our grids poses challenges we haven’t faced before. Running a power grid is a high-wire act where electricity generation must be carefully balanced with demand at all times. The system is always on the verge of veering dangerously out of equilibrium. Generate too much electricity and the grid breaks down. Generate too little electricity and, well, the grid breaks down. This is exactly what happened in Texas in February 2021, when one of the coldest winter storms in decades hit the state. Texans raced to turn up their heating and defend against temperatures so low that the pipelines running to gas and nuclear power stations froze solid. As demand surged and supply plummeted in the early hours of February 15, staff in the control room at the Electrical Reliability Council of Texas (ERCOT) frantically called utilities, asking them to cut power to their customers. Millions of Texans were left without electricity for days. Some died of hypothermia inside their own homes while they waited for the power to come back online. A few days after the crisis, ERCOT’s chief executive officer Bill Magness admitted that the entire grid was only “seconds and minutes” away from an uncontrolled blackout that could have left tens of millions of residents without power for several weeks.

Grids with a high percentage of wind and solar power are susceptible to sudden swings in electricity supply. When the skies darken or the winds grow calm, that electricity generation simply disappears from the grid, leaving utilities to plug the gap using fossil fuels. The opposite situation poses problems too. Around 32 percent of California’s electricity is generated from renewables, but on cool spring days, when the skies are clear and the winds steady, this can spike to almost 95 percent. Unfortunately, solar power peaks at around midday, hours before electricity demand reaches its highest level as people return home from work, crank up the air-conditioning, and turn on the TV. Since solar power isn’t generated late in the evening, this peak demand is usually met by gas power plants instead. When researchers at California Independent System Operator charted this gap between solar production and peak energy demand on a graph, they noticed that the line traced the round belly and slender neck of a duck, and christened one of renewables’ most vexing complications the “duck curve.” The cute-looking curve is such a problem that California sometimes has to pay neighboring states to take excess solar energy off its hands to avoid overloading its power lines. In Hawaii, where the difference between peak solar electricity generation and peak demand is even more pronounced, this curve has another name: the “Nessie curve.”

All of these problems are down to a fundamental quirk of electricity: It is impossible to store. A spark of electricity produced at a coal-fired power plant cannot stay still; it has to go somewhere. To keep networks in balance, grid operators are constantly matching supply and demand, but the more wind and solar you add to the grid, the more uncertainty you introduce into this balancing act. Utilities hedge against this by keeping fossil-fuel power plants around to dispatch reliable energy whenever necessary. Energy storage offers one way out of this bind. By converting electrical energy into a different form of energy—chemical energy in a lithium-ion battery, or gravitational potential energy in one of Energy Vault’s hanging bricks—you can hold onto that energy and deploy it exactly when you need it. That way you squeeze more value out of renewable power sources and reduce the need for backup from fossil fuel power plants. “It’s a shift that has to happen, and battery technology and energy storage more generally is an important part of that shift towards renewable power,” says Alex Holland, a senior technology analyst at IDTechEx. According to Bloomberg New Energy Finance, energy storage is on the verge of an exponential rise: Its 2019 report predicts a 122-fold increase in storage by 2040, requiring up to half a trillion pounds in new investments.

A rendering of how retired coal-plant sites could be reused for Energy Vault Resiliences Centers. PHOTOGRAPH: ENERGY VAULT INC

EVEN AS HIS company started work on the multi-arm crane design in 2018, it was becoming clear to Piconi that the next version of his energy storage system would need a major overhaul. For a start, a full-scale tower would weigh an astronomical amount and require deep foundations to keep it stable. The blocks alone would add up to about 245,000 ton—nearly half the weight of the Burj Khalifa skyscraper in Dubai. The exposed design also posed potential problems. If snow was trapped between two blocks it could be compacted into ice, making stacking more blocks impossible. Sandstorms could prove a similar risk.

To solve these problems, Piconi and his colleagues decided to put their gravity storage system inside vast modular buildings—a system they call EVx. Each proposed building would measure at least 100 meters tall and contain thousands of weights. Getting rid of the crane simplifies the logistics of working with so many weights. Instead of having to be stacked precisely in concentric circles, now the weights can simply be lifted vertically by a trolley system and stored on a rack at the top of the building until they are ready to come back down again. The design can also be altered depending on storage requirements: A long but thin building would provide lots of energy over a relatively short period of time, while adding further width to the building would increase the timespan over which it could release energy. A one-gigawatt-hour system that could provide roughly enough energy to power around 100,000 homes for 10 hours would have a footprint of 25 to 30 acres. “I mean, it’s pretty massive,” Piconi says, but he points out that the systems are likely to be deployed in places where there is no shortage of space, including near existing wind and solar farms. The system is also garnering interest from power-hungry heavy industries eager to use more renewable energy. One potential customer is an ammonia manufacturer in the Middle East and another a large mining firm in Australia. Piconi says that the majority of customers will buy the storage system outright, but some can be leased on a monthly storage-as-a-service model. So far, the biggest deals on the table for Energy Vault are with big industrial clients. “As things have evolved and people are looking at alternatives and [solar power] has come down so low, these industrial applications become very interesting,” Piconi says.

The most important question facing Energy Vault is whether it can get the cost of its buildings low enough that it makes gravity the most attractive form of energy storage. Since 1991, the cost of lithium-ion batteries has fallen by 97 percent, and analysts expect that price to keep dropping in the coming decades. “Really, any storage technology has to compete against lithium-ion, because lithium-ion is on this incredible cost-reduction trajectory,” says Oliver Schmidt, a visiting researcher at Imperial College London. Over the next couple of decades, hundreds of millions of electric vehicles will roll off production lines, and almost every single one of them will contain a lithium-ion battery. In mid-2018, Tesla’s Gigafactory was producing more than 20 gigawatt hours of lithium-ion batteries every year—more than the total grid-scale battery storage installed in the entire world. The boom in electric vehicles is driving the cost of lithium-ion down, and energy storage is coming along for the ride.

The price of Energy Vault’s systems might not have so far to fall. Every facility will require the construction of a new building, although Gross says the team is already working on ways to cut costs by reducing the amount of material required and automating parts of the construction. One advantage it has is the weights. The several thousand 30-ton blocks in each EVx system can be made out of soil from the building site or other materials destined for landfill, plus a little binder. In July 2021, Energy Vault announced a partnership with Italian energy firm Enel Green Power to use fiberglass from decommissioned wind turbine blades to form part of its bricks. At its test site in Arbedo-Castione, it has a brick press that can churn out a new block every 15 minutes. “That’s what’s great about the way we’ve designed the supply chain. There’s nothing to stop us. It’s dirt. It’s waste product. We can build these brick machines in four months, we can build 25 to 50 of them,” says Piconi.

Gravitricity lead mechanical engineer Steven Kirk and mechanical engineer Julie Le Négaret, who are involved in constructions its 250-kW demonstrator system in a mine shaft. PHOTOGRAPH: PETER DIBDIN

EDINBURGH-BASED ENERGY STORAGE startup Gravitricity has found a novel way to keep the costs of gravity storage down: dropping its weights down disused mineshafts, rather than building towers. “We believe that to get the sort of cost, engineering and physics to work for large scale systems … we need to use the geology of the Earth to hold the weight up,” says Gravitricity managing director Charlie Blair. In April 2021, Gravitricity started tests on a 15-meter-high demonstration system assembled in Leith, Scotland, but the company’s first commercial system may end up being in Czechia, where politicians are keen to find a new use for soon-to-be-decommissioned coal mines. Another potential location is South Africa, which has plenty of its own mines plus the added problems of an unstable electricity grid and frequent power blackouts.

Gravitricity is targeting a different part of the energy market from Energy Vault: providing short bursts of electricity at crucial times to keep expensive energy infrastructure from being damaged. Power grids are designed to operate at a certain frequency; European grids run at 50 hertz while in the US it’s 60 hertz. This frequency is maintained by keeping a balance between supply and demand on the grid, but a sudden spike in either of these threatens to send the frequency rising or falling. In fossil-fuel power plants, spinning turbines act like shock absorbers, smoothing out small changes in frequency while operators either increase or decrease energy supply to match demand. Solar and wind power plants don’t work like this, so when they stop generating electricity, grids need another source of power to quickly step in to maintain frequency while generation elsewhere is ramped up. Blair says that Gravitricity’s systems will be able to respond to frequency changes in less than a second, and that combining its system with other technologies could shorten this response time even further. This service, called frequency response, is so crucial that power network operators pay a heavy premium for companies that can respond with split-second timing.

Has the moment for gravity energy storage finally arrived? In the last decade, multiple gravity startups have launched, failed and then reappeared in different forms. None of them have yet sold and built a system for a customer, although Energy Vault has eight deals signed with several projects slated to begin by the middle of 2022. In September 2021, the company announced that it would soon list on the New York Stock Exchange after a merger with a special purchase acquisition company (SPAC): an in-vogue alternative to an IPO that offers firms a quicker and easier route into going public. The company behind Energy Vault’s listing, Novus Capital, was also behind another SPAC which took the farming technology firm AppHarvest public in February 2021. Since then, AppHarvest’s share price has been on a dramatic downward slide, and the company is now subject to a class action lawsuit alleging that the firm misled investors about its projected financial results.

The latest SPAC valued Energy Vault at $1.1 billion (£808 million), but some experts aren’t convinced that the potential for gravity energy storage is as widespread as its proponents suggest. “There’s a lot of money floating around, generally, green energy storage technologies. And I think you can ride that wave to a certain extent,” says Alex Holland, the analyst at IDTechEx. In 2019 Energy Vault announced a $110 million investment from SoftBank’s Vision Fund, although SoftBank only delivered $25 million of this before pausing the funding in 2020. SoftBank later re-invested in Energy Vault as part of a Series C round in August 2021 and again as part of the SPAC deal. Other investors in Energy Vault include Saudi Aramco Energy Ventures, Prime Movers Lab, and several investment firms.

As with other early-stage storage companies, Energy Vault has had to strike a careful balancing act in how it pitches itself: disruptive enough to attract investors looking for the next big thing, but reliable and cheap enough that utilities will consider making it a part of their energy infrastructure. On one hand there is the moonshot of a fully renewable world, on the other the brute economics of cheap energy storage. One wall in the company’s Ticino offices holds a framed tweet from Bill Gates calling Energy Vault an “exciting company.” On the opposite side of the wall is another framed quote, this time from Robert Piconi himself, about dispatching stored energy below the cost of fossil fuels.

Schmidt was also surprised to see a billion-dollar valuation. The need for long-term storage really starts to bite when energy systems are made up of more than 80 percent renewable energy. That figure is a very long way off for most countries. In the meantime, we still have other ways of achieving flexibility: thermal power plants burning biomass with carbon capture, interconnections between power grids and reducing demand for electricity. Schmidt thinks that lithium-ion will satisfy most of the world’s need for new storage until national power grids hit 80 percent renewables, and then the need for longer-term storage will be met by a host of competing technologies, including flow batteries, compressed air, thermal storage and gravity storage. “The first challenge with renewables, as you get to high penetrations, is second-to-second, minute-to-minute volatility, and if you can’t solve those stability problems you won’t ever get to 80 percent renewable penetration,” says Marek Kubik, a managing director at Fluence, an energy storage company that has built 3.4 gigawatts of grid-scale battery storage—almost all of it lithium ion. “Today, lithium ion has just been the dominant technology because of the cost declines, which are driven not by the stationary storage industry but by electric vehicles. That is a very formidable force.”

Pedretti points out, however, that lithium ion batteries degrade over time and have to be replaced. Gravity is a form of storage that theoretically shouldn’t lose efficacy. “Today, people think short-term,” he says. “Politicians, managers, everyone is measured on short-term performance.” Switching the world to renewable electricity will require a shift in thinking from just a few years ahead to decades and even centuries to come. The people who built Switzerland’s dams and pumped hydro plants didn’t take a short-term view, he adds. The Engeweiher pumped hydro plant in Schaffhausen is still contracted to run for another 31 years; by the end of that contract it will have been in operation for nearly one and a half centuries. Building the power grid for a zero-carbon world is a similar exercise in long-term thinking: “In the past the people who made the dams didn’t think short-term. They thought more long-term. And today this is missing.”

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 Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “designed,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, Energy Vault’s readiness to go to market, expectations and timing related to the rollout of the business of Energy Vault, Inc. (“Energy Vault”) and timing of deployments, including with respect to any customer agreements, such as the agreement with DG Fuels and the associated projects, expectations with respect to revenue generated under the agreement with DG Fuels, the consummation of the agreement with DG Fuels, the proposed features and designs of the EVx and the Energy Vault Resiliency Center (EVRC) platforms, the availability of low-cost and locally sourced materials to produce “mobile masses,” ability to service customer expectations, customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; risks related to the inability or unwillingness of Energy Vault’s customers to perform under sales agreements; risks related to Energy Vault’s ability to obtain and maintain a performance bond; risks related to Energy Vault’s receiving partial payment in the form of subordinated debt; risks related to timing delays that impact the sales price due to Energy Vault under its announced agreement with DG Fuels demand for renewable energy; ability to commercialize and sell its solution, including at anticipated sizes, costs, capacities and capabilities; ability to negotiate definitive contractual arrangements, such as purchase orders and sales agreements, with potential customers, including with DG Fuels, as contemplated by the announced agreement; the impact of competitive technologies; ability to obtain sufficient supply of materials; ability to obtain necessary permits and meet building code specifications; ability to protect its intellectual property; the impact of Covid-19; global economic conditions; ability to meet installation schedules; construction and permitting delays and related increases in costs; risks related to the performance of systems delivered to DG Fuels; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Registration Statement on Form S-4 relating to the business combination under the caption “Risk Factors”, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the preliminary proxy statement/prospectus, in each case, under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. Investors and security holders of Novus are urged to read the preliminary proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about Energy Vault, Novus and the business combination. The definitive proxy statement will be mailed to stockholders of Novus as of a record date to be established for voting on the proposed business combination. Investors and security holders are also be able to obtain copies of the registration statement and other documents containing important information about each of the companies as and when such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the preliminary proxy statement and other relevant materials filed or to be filed with the SEC when they become available. Novus stockholders and other interested persons should read the preliminary proxy statement carefully before making any voting decisions. As they become available, these documents can be obtained free of charge from the sources indicated above.